SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: August 12, 2016

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

NAVIOS MARITIME PARTNERS L.P.

FORM 6-K

The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-192176.

Operating and Financial Review

The following is a discussion of the financial condition and results of operations for the three and six month periods ended June 30, 2016 and 2015 of Navios Maritime Partners L.P. (referred to herein as “we”, “us” or “Navios Partners”). All of the financial statements have been stated in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Partners’ 2015 Annual Report filed on Form 20-F with the Securities and Exchange Commission.

This report contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events including Navios Partners’ future distributions and its ability to sustain the revised distribution, opportunities to reinvest cash accretively in a fleet renewal program or otherwise and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Partners at the time this filing was made. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long-term time charters, our ability to maximize the use of our vessels, expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize, Ultra-Handymax and Container vessels in particular, fluctuations in charter rates for dry cargo carriers and container vessels, the aging of our fleet and resultant increases in operations costs, the loss of any customer or charter or vessel, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Partners’ filings with the Securities and Exchange Commission, including its Form 20-F’s and Form 6-K’s. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Partners makes no prediction or statement about the performance of its common units.

Recent developments

In June 2016, Navios Partners agreed to sell to an unrelated third party the MSC Cristina, a 2011 South Korean-built Container vessel of 13,100 TEU, for a total net sale price of $125.0 million, with delivery expected by the first quarter of 2017, subject to signing of definitive documentation.

Pursuant to the charter restructuring documentation executed on July 15, 2016, it has been agreed that the hire rate of five Container vessels chartered out to Hyundai Merchant Marine Co., Ltd. (“HMM”) will be reduced by 20%, as follows:

•	With effect from (and including) July 18, 2016 until (and including) December 31, 2019, hire rate shall be reduced to $24,400 per day pro rata.
•	With effect from (and including) January 1, 2020, hire rate shall be restored to the rate of $30,500 per day pro rata until redelivery.

In exchange under the charter restructuring agreement, the Company received:

•	$7.7 million principal amount of senior, unsecured notes, amortizing subject to available cash flows, accruing interest at 3% per annum payable on maturity in July 2024; and
•	3.7 million freely tradable shares of HMM.

In August 2016, Navios Partners sold the 3.7 million shares of HMM generating net cash proceeds of approximately $21.3 million.

Overview

Navios Partners is an international owner and operator of dry cargo vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands by Navios Maritime Holdings Inc. (“Navios Holdings”), a vertically integrated seaborne shipping and logistics company with over 60 years of operating history in the drybulk shipping industry. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest in Navios Partners.

As of August 11, 2016, there were outstanding 83,079,710 common units and 1,695,509 general partnership units. Navios Holdings currently owns a 20.1% interest in Navios Partners, which includes the 2.0% general partner interest.

Fleet

Our fleet consists of 12 Panamax vessels, eight Capesize vessels, three Ultra-Handymax vessels and eight Container vessels, including the one Container vessel, which we agreed to sell as described above.

In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to eleven years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

The following table provides summary information about our fleet as of August 11, 2016:

Owned Drybulk Vessels	Type	Built	Capacity (DWT)	Charter Expiration Date(2)	Charter-Out Rate(1)
Navios Apollon	Ultra-Handymax	2000	52,073	September 2016		$4,465
Navios Soleil	Ultra-Handymax	2009	57,337	November 2016		$5,415
Navios La Paix	Ultra-Handymax	2014	61,485	February 2017		$125% of pool earnings
Navios Gemini S	Panamax	1994	68,636	October 2016		$9,500
Navios Libra II	Panamax	1995	70,136	September 2016		$3,088
Navios Felicity	Panamax	1997	73,867	April 2017		$4,750
Navios Galaxy I	Panamax	2001	74,195	February 2018		$21,937
Navios Hyperion	Panamax	2004	75,707	October 2016		$5,558
Navios Alegria	Panamax	2004	76,466	October 2016		$5,463
Navios Orbiter	Panamax	2004	76,602	December 2016		$9,986
				March 2019	$	Index	(3)
Navios Helios	Panamax	2005	77,075	January 2017	$	Index	(4)
Navios Sun	Panamax	2005	76,619	November 2016		$9,986
				January 2019	$	Index	(3)
Navios Hope	Panamax	2005	75,397	November 2016		$9,986
				February 2019	$	Index	(3)
Navios Sagittarius	Panamax	2006	75,756	November 2018		$26,125
Navios Harmony	Panamax	2006	82,790	May 2017		$4,750+Index	(5)
Navios Fantastiks	Capesize	2005	180,265	January 2017		$12,825
Navios Aurora II	Capesize	2009	169,031	August 2017	$	Index	(6)
Navios Pollux	Capesize	2009	180,727	August 2016		$100% of pool earnings
Navios Fulvia	Capesize	2010	179,263	February 2017		$13,443
Navios Melodia	Capesize	2010	179,132	September 2022		$29,356	(7)
Navios Luz	Capesize	2010	179,144	November 2020		$29,356	(8)
Navios Buena Ventura	Capesize	2010	179,259	October 2020		$29,356	(8)
Navios Joy	Capesize	2013	181,389	January 2017		$6,175

Owned Container Vessels	Type	Built	TEU	Charter Expiration Date(2)	Charter-Out Rate(1)
Hyundai Hongkong	Container	2006	6,800	December 2019		$24,095
				December 2023		$30,119	(9)
Hyundai Singapore	Container	2006	6,800	December 2019		$24,095
				December 2023		$30,119	(9)
Hyundai Tokyo	Container	2006	6,800	December 2019		$24,095
				December 2023		$30,119	(9)
Hyundai Shanghai	Container	2006	6,800	December 2019		$24,095
				December 2023		$30,119	(9)
Hyundai Busan	Container	2006	6,800	December 2019		$24,095
				December 2023		$30,119	(9)
YM Utmost	Container	2006	8,204	August 2018		$34,266
YM Unity	Container	2006	8,204	October 2018		$34,266
MSC Cristina	Container	2011	13,100	December 2016 – January 2017		$60,275	(10)

(1)	Daily charter-out rate per day, net of commissions or settlement and insurance proceeds, where applicable.
(2)	Expected redelivery basis midpoint of full redelivery period, excluding Navios Partners’ extension options, not declared yet.
(3)	Average BPI 4TC minus $2,488 net per day.
(4)	106% average BPI 4TC.
(5)	52% average BPI 4TC.
(6)	$9,480/day adjusted for 50% pool earnings or weighted average BCI 5TC.
(7)	Profit sharing 50% above $37,500/day based on Baltic Exchange Capesize TC Average.
(8)	Profit sharing 50% above $38,500/day based on Baltic Exchange Capesize TC Average.
(9)	Upon acquisition, the vessels are fixed on ten/twelve year charters with Navios Partners’ option to terminate after year seven.
(10)	The vessel has been classified as held for sale and is expected to be delivered to the buyer by the first quarter of 2017.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their dry cargos. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to eleven years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

For the six month period ended June 30, 2016, Navios Partners’ customers representing 10% or more of total revenues were Hyundai Merchant Marine Co., Ltd. (“HMM”), Yang Ming Marine Transport Corporation, Hanjin Shipping Co. Ltd. and Mediterranean Shipping Co. S.A. which accounted for approximately 30.7%, 13.5%, 12.3% and 12.1%, respectively, of total revenues. For the year ended December 31, 2015, Navios Partners’ customers representing 10% or more of total revenues were HMM, Navios Corporation and Yang Ming Marine Transport Corporation, which accounted for approximately 24.0%, 17.4% and 11.4%, respectively, of total revenues. We believe that the combination of the long-term nature of our charters (which provide for the receipt of a fixed fee for the life of the charter) and our management agreement with Navios ShipManagement Inc. (the “Manager”), a wholly-owned subsidiary of Navios Holdings (which provides for a fixed management fee until December 31, 2017), provides us with a strong base of stable cash flows.

Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charter;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend undergoing repairs and upgrades in drydock;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry cargo shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the long-term charter market. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control. Please read “Risk Factors” in our 2015 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

We could lose a customer or the benefits of a charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer exercises certain rights to terminate the charter of the vessel;

•	the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•	a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

Under some of our time charters, either party may terminate the charter contract in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Some of the time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” in our 2015 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

Results of Operations

Overview

The financial condition and the results of operations presented for the six month periods ended June 30, 2016 and 2015 of Navios Partners discussed below include the following entities and chartered-in vessels:

		Country of	Statements of operations
Company name	Vessel name	incorporation	2016	2015
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Palermo Shipping S.A.	Navios Apollon	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 06/30	1/01 – 06/30
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Fairy Shipping Corporation	YM Utmost	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Limestone Shipping Corporation	YM Unity	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Dune Shipping Corp.	MSC Cristina	Marshall Is.	1/01 – 06/30	4/22 – 06/30
Citrine Shipping Corporation	—	Marshall Is.	—	—
Chartered-in vessels
Prosperity Shipping Corporation	Navios Prosperity	Marshall Is.	—	1/01 – 03/05
Aldebaran Shipping Corporation	Navios Aldebaran	Marshall Is.	—	1/01 – 02/28
Other
JTC Shipping and Trading Ltd (*)	Holding Company	Malta	1/01 – 06/30	1/01 – 06/30
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Navios Maritime Operating LLC	N/A	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 06/30	1/01 – 06/30
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 06/30	1/01 – 06/30

(*)	Not a vessel-owning subsidiary and only holds right to a charter-in contract.

The accompanying interim condensed consolidated financial statements of Navios Partners are unaudited, but, in the opinion of management, contain all adjustments necessary to present a fair statement of results, in all material respects, of Navios Partners’ condensed consolidated financial position as of June 30, 2016 and the condensed consolidated results of operations for the three and six months ended June 30, 2016 and 2015. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under US GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2015.

Fleet Employment Profile

The following table reflects certain key indicators indicative of the performance of Navios Partners and its core fleet performance for the three and six month periods ended June 30, 2016 and 2015.

	Three Month Period Ended June 30, 2016 (unaudited)	Three Month Period Ended June 30, 2015 (unaudited)	Six Month Period Ended June 30, 2016 (unaudited)	Six Month Period Ended June 30, 2015 (unaudited)
Available Days(1)	2,821	2,659	5,642	5,431
Operating Days(2)	2,805	2,659	5,625	5,428
Fleet Utilization(3)	99.85%	100.0%	99.91%	100.0%
Time Charter Equivalent (per day)	$16,005	$20,679	$15,764	$20,248
Vessels operating at period end	31	31	31	31

(1)	Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, dry dockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.
(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that Navios Partners’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, drydockings or special surveys.
(4)	TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

FINANCIAL HIGHLIGHTS

The following table presents consolidated revenue and expense information for the three and six month periods ended June 30, 2016 and 2015.

	Three Month Period Ended June 30, 2016 (unaudited)	Three Month Period Ended June 30, 2015 (unaudited)	Six Month Period Ended June 30, 2016 (unaudited)	Six Month Period Ended June 30, 2015 (unaudited)
Time charter and voyage revenues (includes related party revenue of $(3,135) and $1,171 for the three and six months ended June 30, 2016, respectively, and $7,723 and $14,133 for the three and six months ended June 30, 2015, respectively)	$44,877	$56,473	$90,518	$113,259
Time charter and voyage expenses	(1,962)	(1,477)	(3,811)	(4,948)
Direct vessel expenses	(1,526)	(757)	(2,990)	(1,294)
Management fees (entirely through related parties transactions)	(14,719)	(14,141)	(29,439)	(27,542)
General and administrative expenses	(2,611)	(1,949)	(5,099)	(3,824)
Depreciation and amortization	(18,809)	(19,045)	(37,614)	(37,144)
Impairment loss	(17,193)	—	(17,193)	—
Interest expense and finance cost	(8,369)	(7,601)	(16,033)	(16,102)
Interest income	92	46	164	99
Other income/ (expense), net	3,413	(194)	4,899	(270)

Net (loss)/ income	$(16,807)	$11,355	$(16,598)	$22,234

EBITDA (1)	$11,804	$38,712	$39,875	$76,675

Adjusted EBITDA (1)	$28,997	$38,712	$57,068	$76,675

Operating Surplus (1)	$19,434	$29,320	$37,718	$57,126

(1)	EBITDA, Adjusted EBITDA and Operating Surplus are non-GAAP financial measures. See “—Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution” for a description of EBITDA, Adjusted EBITDA and Operating Surplus and a reconciliation of EBITDA, Adjusted EBITDA and Operating Surplus to the most comparable measure under US GAAP.

Period over Period Comparisons

For the Three Month Period ended June 30, 2016 compared to the Three Month Period ended June 30, 2015

Time charter and voyage revenues: Time charter and voyage revenues for the three month period ended June 30, 2016 decreased by $11.6 million or 20.5% to $44.9 million, as compared to $56.5 million for the same period in 2015. The decrease in time charter and voyage revenues was primarily due to the decline in the freight market during 2016, as compared to the same period in 2015, and was partially mitigated by an increase in revenue due to the delivery of the MSC Cristina in April 2015. As a result of the vessel acquisition, available days of the fleet increased to 2,821 days for the three month period ended June 30, 2016, as compared to 2,659 days for the three month period ended June 30, 2015. TCE decreased to $16,005 per day for the three month period ended June 30, 2016, from $20,679 per day for the three month period ended June 30, 2015.

Time charter and voyage expenses: Time charter and voyage expenses for the three month period ended June 30, 2016 increased by $0.5 million or 32.9% to $2.0 million, as compared to $1.5 million for the three month period ended June 30, 2015.

Direct vessel expenses: Direct vessel expenses, comprising of the amortization of dry dock and special survey costs, of certain vessels in our fleet amounted to $1.5 million for the three month period ended June 30, 2016, as compared to $0.8 million for the three month period ended June 30, 2015.

Management fees: Management fees for the three month period ended June 30, 2016, increased by $0.6 million or 4.1% to $14.7 million, as compared to $14.1 million for the same period in 2015. The increase was mainly attributable to the increased daily management fee, as described below and the delivery of the MSC Cristina in April 2015.

Pursuant to the Management Agreement, the Manager, a wholly owned subsidiary of Navios Holdings, provided commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4,000 daily rate per Ultra-Handymax vessel; (b) $4,100 daily rate per Panamax vessel; (c) $5,100 daily rate per Capesize vessel; (d) $6,500 daily rate per Container vessel of TEU 6,800; (e) $7,200 daily rate per Container vessel of more than TEU 8,000; and (f) $8,500 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2015. In February 2016, Navios Partners amended its existing management agreement with the Manager to fix the fees for ship management services of its owned fleet, excluding drydocking expenses which will be reimbursed at cost by Navios Partners at: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017.

General and administrative expenses: General and administrative expenses increased by $0.7 million or 34.0% to $2.6 million for the three month period ended June 30, 2016, as compared to $1.9 million for the three month period ended June 30, 2015. The increase was mainly attributable to the delivery of the MSC Cristina in April 2015.

Depreciation and amortization: Depreciation and amortization amounted to $18.8 million for the three month period ended June 30, 2016 compared to $19.0 million for the three month period ended June 30, 2015. The decrease of $0.2 million was attributable to the decrease of amortization of the intangible for the Navios Fulvia which was written off during the third quarter of 2015. Depreciation of vessels is calculated using an estimated useful life of 25 and 30 years for drybulk and container vessels, respectively, from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from one to ten years.

Impairment loss: An impairment loss of $17.2 million was recorded in relation to MSC Cristina which was held for sale as of June 30, 2016. There was no impairment loss for the corresponding interim period of the previous year.

Interest expense and finance cost: Interest expense and finance cost for the three months ended June 30, 2016 increased by $0.8 million or 10.1% to $8.4 million, as compared to $7.6 million for the three months ended June 30, 2015. The increase was mainly due to the increase in the weighted average interest to 4.59% for the three month period ended June 30, 2016, from 4.32% for the same period of 2015. The increase was partially mitigated by the decrease of the average loan balance to $553.1 million for the three month period ended June 30, 2016, as compared to $618.1 million for the same period of 2015.

Other income/ (expense), net: Other income/(expense), net for the three months ended June 30, 2016 amounted to $3.4 million compared to $(0.1) million for the three months ended June 30, 2015. The increase was mainly attributable to the $2.3 million relating to claims submitted under the Navios Holdings Guarantee agreement.

Net (loss)/ income: Net (loss)/ income for the three months ended June 30, 2016 amounted to $(16.8) million compared to $11.4 million for the three months ended June 30, 2015. The decrease in net income of $28.2 million was due to the factors discussed above.

Operating surplus: Navios Partners generated Operating Surplus for the three month period ended June 30, 2016 of $19.4 million, compared to $29.3 million for the three month period ended June 30, 2015. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution” contained herein).

Seasonality: Since Navios Partners’ vessels generally operate under long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.

For the Six Month Period ended June 30, 2016 compared to the Six Month Period ended June 30, 2015

Time charter and voyage revenues: Time charter and voyage revenues for the six month period ended June 30, 2016 decreased by $22.7 million or 20.1% to $90.5 million, as compared to $113.3 million for the same period in 2015. The decrease in time charter and voyage revenues was primarily due to the decline in the freight market during 2016, as compared to the same period in 2015, and was partially mitigated by an increase in revenue due to the delivery of the MSC Cristina in April 2015. As a result of the vessel acquisition, available days of the fleet increased to 5,642 days for the six month period ended June 30, 2016, as compared to 5,431 days for the six month period ended June 30, 2015. TCE decreased to $15,764 per day for the six months period ended June 30, 2016, from $20,248 per day for the six month period ended June 30, 2015.

Time charter and voyage expenses: Time charter and voyage expenses for the six month period ended June 30, 2016 decreased by $1.1 million or 23.0% to $3.8 million, as compared to $4.9 million for the six month period ended June 30, 2015. The decrease was mainly attributable to the termination of the charter-in contracts of the Navios Prosperity and the Navios Aldebaran in the first quarter of 2015. On February 11, 2015, Navios Partners and Navios Holdings entered into a novation agreement whereby the rights to the time charter contracts of the Navios Aldebaran and the Navios Prosperity were transferred to Navios Holdings as of February 28, 2015 and March 5, 2015, respectively.

Direct vessel expenses: Direct vessel expenses, comprising of the amortization of dry dock and special survey costs, of certain vessels in our fleet amounted to $3.0 million for the six month period ended June 30, 2016, as compared to $1.3 million for the six month period ended June 30, 2015.

Management fees: Management fees for the six month period ended June 30, 2016, increased by $1.9 million or 6.9% to $29.4 million, as compared to $27.5 million for the same period in 2015. The increase was mainly attributable to the increased daily management fee and the delivery of the MSC Cristina during the second quarter of 2015.

General and administrative expenses: General and administrative expenses increased by $1.3 million or 33.3% to $5.1 million for the six month period ended June 30, 2016, as compared to $3.8 million for the same period of 2015. The increase was mainly attributable to the delivery of the MSC Cristina in April 2015.

Depreciation and amortization: Depreciation and amortization amounted to $37.6 million for the six month period ended June 30, 2016 compared to $37.1 million for the six month period ended June 30, 2015. The increase of $0.5 million was attributable to an increase in depreciation expense of $1.3 million mainly attributed to the acquisition of the MSC Cristina in April 2015 and was partially mitigated by a $0.8 million decrease of amortization of the intangible for the Navios Fulvia which was written off during the third quarter of 2015. Depreciation of vessels is calculated using an estimated useful life of 25 and 30 years for drybulk and container vessels, respectively, from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from one to ten years.

Impairment loss: An impairment loss of $17.2 million was recorded in relation to MSC Cristina which was held for sale as of June 30, 2016. There was no impairment loss for the corresponding interim period of the previous year.

Interest expense and finance cost: Interest expense and finance cost for the six months ended June 30, 2016 decreased by $0.1 million or 0.4% to $16.0 million, as compared to $16.1 million for the six months ended June 30, 2015. The decrease was mainly due to the decrease of the average loan balance to $569.2 million for the six month period ended June 30, 2016, as compared to $601.0 million for the same period of 2015. The decrease was partially mitigated by the increase in the weighted average interest to 4.60% for the six month period ended June 30, 2016, from 4.32% for the same period of 2015.

Other income/ (expense), net: Other income/(expense), net for the six months ended June 30, 2016 amounted to $4.9 million compared to $(0.3) million for the six months ended June 30, 2015. The increase was mainly attributable to the $4.6 million relating to claims submitted under the Navios Holdings Guarantee agreement.

Net (loss)/ income: Net (loss)/ income for the six months ended June 30, 2016 amounted to $(16.6) million compared to $22.2 million for the six months ended June 30, 2015. The decrease in net income of $38.8 million was due to the factors discussed above.

Operating surplus: Navios Partners generated operating surplus for the six month period ended June 30, 2016 of $37.7 million, compared to $57.1 million for the six month period ended June 30, 2015. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution” contained herein).

Seasonality: Since Navios Partners’ vessels generally operate under long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.

Liquidity and Capital Resources

In addition to distributions on our units, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, proceeds from asset sales and bank borrowings. As of June 30, 2016, Navios Partners’ current assets totaled $33.2 million, while current liabilities totaled $55.6 million, resulting in a negative working capital position of $22.4 million. Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the Omnibus Agreement. We cannot assure you that we will be able to raise the size of our credit facilities or obtain additional funds on favorable terms.

As of June 30, 2016, the total borrowings, net under the Navios Partners’ credit facilities were $555.0 million.

Cash deposits and cash equivalents in excess of amounts covered by government provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Credit Facilities

As of June 30, 2016, the total borrowings, net under the Navios Partners’ credit facilities were $555.0 million.

Term Loan B facility: In June 2013, Navios Partners completed the issuance of the $250.0 million Term Loan B facility. The Term Loan B facility bears an interest rate of LIBOR plus 425 basis points (“bps”) and has a five-year term with 1.0% amortization profile and was issued at 98.0% (at a discount of $5.0 million). Navios Partners used the net proceeds of the Term Loan B facility to: (i) prepay $101.6 million of the July 2012 Credit Facility; (ii) fully repay the outstanding balance of $41.2 million of the credit facility entered with DVB Bank AG on August 8, 2012 (the “August 2012 Credit Facility”); (iii) deposit $98.2 million to be held in escrow, to partially finance part of the acquisition of four new vessels, of which $47.0 million was released in September 2013 for the acquisition of the Navios Joy, $17.8 million was released in October 2013 for the acquisition of the Navios Harmony and $33.4 million was released in January 2014 to finance a portion of the purchase prices of the Navios Sun and the Navios La Paix, which were delivered in January 2014; and (iv) cover fees and expenses. The refinancing of the August 2012 Credit Facility was accounted for as a debt extinguishment in accordance with ASC470 Debt and the remaining unamortized balance of $0.7 million was written-off from the deferred finance fees.

On October 31, 2013 and November 1, 2013, Navios Partners completed the issuance of a $189.5 million add-on to its existing Term Loan B facility. The add-on to the Term Loan B facility bears the same terms as Term Loan B facility and was issued at 100%. Navios Partners used the net proceeds to partially finance the acquisition of five Container vessels.

During 2015 and 2016, Navios Partners prepaid $21.0 million and $25.0 million of the Term Loan B facility. These prepayments were fully applied to the balloon payment. Following the prepayments in March 2015 and May 2016, an amount of $0.3 million and $0.2 million, respectively, was written-off from the deferred finance fees.

The Term Loan B facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral and is guaranteed by each subsidiary of Navios Partners. On March 31, 2016, YM Unity was added as collateral to the Term Loan B facility. The Term Loan B Agreement requires maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Agreement also provides for customary events of default, prepayment and cure provisions.

As of June 30, 2016, the outstanding balance of the Term Loan B facility including the add-on was $384.3 million, net of discount of $2.0 million, and it is repayable with a final payment of $386.3 million, in June 2018.

ABN AMRO facility: On September 22, 2014, Navios Partners entered into the September 2014 Credit Facility (divided into two tranches), of up to $56.0 million in order to finance a portion of the purchase price payable in connection with the acquisition of the YM Utmost and the YM Unity. The September 2014 Credit Facility bears interest at LIBOR plus 300 bps per annum. During 2015, Navios Partners prepaid $21.3 million. Following this prepayment, an amount of $0.3 million was written-off from the deferred finance fees. On March 31, 2016, the YM Unity was released and discharged from its obligations and liabilities under the September 2014 Credit Facility. On April 1, 2016, Navios Partners fully repaid the facility with ABN AMRO Bank N.V. Following this repayment, an amount of $0.3 million was written-off from the deferred finance fees. As of June 30, 2016, there was no outstanding amount under this facility.

Commerzbank/DVB facility: On March 27, 2015, Navios Partners prepaid $2.3 million of the July 2012 Credit Facility and the prepayment was applied to 2015 installments. As of June 30, 2016, the outstanding balance of the July 2012 Credit Facility was $72.0 million, and it was repayable in four quarterly installments of $3.5 million each, with a final balloon payment of $58.2 million on the last repayment date. The final maturity date is November 30, 2017. On January 8, 2016, Navios Partners prepaid the 2016 installments of the July 2012 Credit Facility in the amount of $16.2 million. This payment of this facility was accounted for as debt modification in accordance with ASC470 Debt. Following this prepayment, an amount of $0.1 million was written-off from the deferred finance fees.

HSH facility: On April 16, 2015, Navios Partners, through certain of its wholly-owned subsidiaries, entered into the April 2015 Credit Facility (divided into two tranches), of up to $164.0 million in order to finance a portion of the purchase price payable in connection with the acquisition of the MSC Cristina and one more super-post-panamax 13,100 TEU container vessel. On September 30, 2015, the second tranche of April 2015 Credit Facility of $83.0 million was cancelled. As of June 30, 2016, the outstanding balance of the April 2015 Credit Facility was $73.9 million and is repayable in 24 equal consecutive quarterly installments of $1.5 million, with a final balloon payment of $38.4 million on the last repayment date. The final maturity date is April 20, 2022. The April 2015 Credit Facility bears interest at LIBOR plus 275 bps per annum.

The Navios Holdings Credit Facility: In May 2015, Navios Partners entered into a term loan facility with Navios Holdings of up to $60.0 million (the “Navios Holdings Credit Facility”). The Navios Holdings Credit Facility has a margin of LIBOR plus 300 bps. The final maturity date is January 2, 2017. In April 2016, the Company drew down $21.0 million from Navios Holdings Credit Facility, which was fully repaid during April 2016. Following this repayment, an amount of $0.6 million was written off from the deferred finance fees. As of June 30, 2016, there was no outstanding amount under this facility. (See Note 13 for Transactions with related parties and affiliates).

ABN AMRO facility: On June 23, 2016, Navios Partners entered into a credit facility with ABN AMRO Bank N.V. (the “June 2016 Credit Facility”) of up to $30.0 million to be used for general corporate purposes. The June 2016 Credit Facility bears interest at LIBOR plus 400 bps per annum. The final maturity date is January 30, 2017. On June 24, 2016, the Company drew down $29.0 million from the June 2016 Credit Facility, which is outstanding as of June 30, 2016.

Amounts drawn under the July 2012 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiary. Amounts drawn under the September 2014 Credit Facility, the April 2015 Credit Facility and the June 2016 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by Navios Partners. The July 2012 Credit Facility, the September 2014 Credit Facility, the April 2015 Credit Facility and the June 2016 Credit Facility contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’ (or its affiliates) ownership in Navios Partners of at least 15.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

The July 2012 Credit Facility, the September 2014 Credit Facility, the April 2015 Credit Facility and the June 2016 Credit Facility also require compliance with a number of financial covenants, including: (i) maintain a required security amount ranging over 105% to 140%; (ii) minimum free consolidated liquidity of at least the higher of $25.0 million and the aggregate of interest and principal falling due during the previous six months; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00 : 1.00; (iv) maintain a ratio of total liabilities to total assets (as defined in our credit facilities) of less than 0.75 or 0.80 : 1.00; and (v) maintain a minimum net worth to $135.0 million for the periods prior to any distributions by the Company, whilst during the last quarter prior to any distribution declaration should maintain: (a) a ratio of EBITDA to interest expense of at least 5.00 : 1.00; (b) a ratio of total liabilities to total assets (as defined in our credit facilities) of less than 0.65 : 1.00; and (c) a minimum net worth of $250.0 million. It is an event of default under the credit facilities if such covenants are not complied with in accordance with the terms and subject to the prepayment or cure provision of each facility.

As of June 30, 2016, Navios Partners was in compliance with the financial covenants and/or the prepayment and/or the cure provisions as applicable in each of its credit facilities.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Partners for the six month periods ended June 30, 2016 and 2015.

	Six Month Period Ended June 30, 2016 ($’000) (Unaudited)	Six Month Period Ended June 30, 2015 ($’000) (Unaudited)
Net cash provided by operating activities	$38,736	$68,966
Net cash used in investing activities	(450)	(148,176)
Net cash (used in) / provided by financing activities	(39,709)	6,556

Decrease in cash and cash equivalents	$(1,423)	$(72,654)

Cash provided by operating activities for the six month period ended June 30, 2016 as compared to the cash provided for the six month period ended June 30, 2015:

Net cash provided by operating activities decreased by $30.2 million to $38.7 million for the six month period ended June 30, 2016, as compared to $69.0 million for the same period in 2015.

Net income decreased by $38.8 million to a net loss of $(16.6) million for the six month period ended June 30, 2016, from $22.2 million in the six month period ended June 30, 2015. In determining net cash provided by operating activities, for the six month period ended June 30, 2016, net income was adjusted for the effects of certain non-cash items, including $37.6 million depreciation and amortization, $17.2 million impairment loss in relation to the sale of MSC Cristina, $2.1 million amortization and write-off of deferred finance fees and $3.0 million amortization of deferred drydock and special survey costs. For the six month period ended June 30, 2015, net income was adjusted for the effects of certain non-cash items, including $37.1 million depreciation and amortization, $2.1 million amortization and write-off of deferred finance fees, $1.3 million amortization of deferred drydock and special survey costs and $0.5 million of equity in earnings of affiliates, net of dividends received.

Accounts receivable increased by $0.6 million, from $4.0 million at December 31, 2015, to $4.6 million at June 30, 2016, due to the increase in amounts due from charterers.

Accounts payable increased by $0.1 million, from $2.7 million at December 31, 2015, to $2.8 million at June 30, 2016.

Accrued expenses decreased by $0.4 million from $2.5 million at December 31, 2015, to $2.1 million at June 30, 2016.

Deferred revenue primarily relates to cash received from charterers prior to it being earned. Deferred revenue, net of commissions decreased by $0.6 million from $6.1 million at December 31, 2015, to $5.5 million at June 30, 2016.

Amounts due to related parties decreased by $1.3 million, from $8.7 million at December 31, 2015, to $7.4 million at June 30, 2016. The decrease was mainly attributable to a decrease in management fees outstanding of $1.2 million and a decrease in other payables outstanding of $2.1 million. The decrease was partially mitigated by an increase in drydock and special survey expenses outstanding of $2.0 million.

Payments for drydock and special survey costs incurred at June 30, 2016 and December 31, 2015 were $0 and $13.5 million, respectively, and related to drydock and special survey costs incurred for certain vessels of the fleet.

Cash used in investing activities for the six month period ended June 30, 2016 as compared to the six month period ended June 30, 2015:

Net cash used in investing activities decreased by $147.7 million to $0.5 million for the six month period ended June 30, 2016, as compared to $148.2 million for the same period in 2015.

Cash used in investing activities of $0.5 million for the six month period ended June 30, 2016 was mainly due to $0.5 million loan granted to Navios Europe (II) Inc. (“Navios Europe II”).

Cash used in investing activities of $148.2 million for the six month period ended June 30, 2015 was due to: (i) $147.8 million paid for the acquisition of the MSC Cristina, which was delivered in April 2015; and (ii) a $0.4 million loan granted to Navios Europe (II).

Cash used in financing activities for the six month period ended June 30, 2016 as compared to cash used in financing activities for the six month period ended June 30, 2015:

Net cash used in financing activities decreased by $46.3 million to $39.7 million outflow for the six month period ended June 30, 2016, as compared to $6.6 million inflow for the same period in 2015.

Cash used in financing activities of $39.7 million for the six month period ended June 30, 2016 was due to: (i) loan repayments of $73.6 million; and (ii) payment of $1.1 million of deferred finance fees relating to the June 2016 Credit Facility and Navios Holdings Credit Facility. This overall decrease was partially offset by: (i) proceeds of $29.0 million on June 23, 2016, under the June 2016 Credit Facility and (ii) a $6.0 million decrease in restricted cash related to the amounts held in retention accounts in order to service debt payments, as required by Navios Partners’ credit facilities.

Cash provided by financing activities of $6.6 million for the six month period ended June 30, 2015 was due to: (a) $72.1 million proceeds from the issuance of 4,600,000 common units in February 2015, net of offering costs; (b) $1.5 million proceeds from the issuance of additional general partnership units; and (c) proceeds of $79.8 million on April 20, 2015, under the April 2015 Credit Facility. This overall increase was partially offset by: (a) loan repayments of $48.7 million; (b) payment of a total cash distribution of $76.2 million; (c) payment of $0.7 million of deferred finance fees relating to the April 2015 Credit Facility; and (d) a $21.2 million increase in restricted cash related to the amounts held in retention accounts in order to service debt payments or as cash collateral, as required by Navios Partners’ credit facilities.

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution

	Three Month Period Ended June 30, 2016 ($ ‘000) (unaudited)	Three Month Period Ended June 30, 2015 ($ ‘000) (unaudited)	Six Month Period Ended June 30, 2016 ($ ‘000) (unaudited)	Six Month Period Ended June 30, 2015 ($ ‘000) (unaudited)
Net cash provided by operating activities	$15,206	$41,630	$38,736	$68,966
Net increase in operating assets	816	4,081	2,863	8,112
Net increase/(decrease) in operating liabilities	5,959	(14,247)	1,660	(14,729)
Net interest cost	8,276	7,555	15,869	16,003
Amortization and write-off of deferred financing cost	(1,249)	(779)	(2,085)	(2,149)
Impairment loss	(17,193)	—	(17,193)	—
Equity in earnings of affiliates, net of dividends received	(11)	472	25	472

EBITDA(1)	$11,804	$38,712	$39,875	$76,675
Impairment loss	17,193	—	17,193	—

Adjusted EBITDA	$28,997	$38,712	$57,068	$76,675
Cash interest income	1	15	5	42
Cash interest paid	(6,589)	(5,958)	(13,406)	(12,917)
Maintenance and replacement capital expenditures	(2,975)	(3,449)	(5,949)	(6,674)

Operating Surplus	$19,434	$29,320	$37,718	$57,126
Cash distribution paid relating to the first quarter	—	—	—	(38,097)
Cash reserves	(19,434)	8,777	(37,718)	19,068

Available cash for distribution	$—	$38,097	$—	$38,097

(1)

	Three Month Period Ended June 30, 2016 ($ ‘000) (unaudited)	Three Month Period Ended June 30, 2015 ($ ‘000) (unaudited)	Six Month Period Ended June 30, 2016 ($ ‘000) (unaudited)	Six Month Period Ended June 30, 2015 ($ ‘000) (unaudited)
Net cash provided by operating activities	$15,206	$41,630	$38,736	$68,966

Net cash used in investing activities	$—	$(133,374)	$(450)	$(148,176)

Net cash used in financing activities	$(23,255)	$18,662	$(39,709)	$6,556

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest and finance costs, before depreciation and amortization and income taxes. We use EBITDA and Adjusted EBITDA as a liquidity measure and reconcile EBITDA and Adjusted EBITDA to net cash provided by/(used in) operating activities, the most comparable U.S. GAAP liquidity measure. Adjusted EBITDA in this Form 6-K is calculated as follows: net cash provided by/(used in) operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets, (ii) net (increase)/decrease in operating liabilities, (iii) net interest cost, (iv) amortization of deferred finance charges and other related expenses, (v) provision for losses on accounts receivable, (vi) equity in affiliates, net of dividends received, (vii) payments for drydock and special survey costs, (viii) gain/(loss) on sale of assets/subsidiaries, and (ix) impairment charges. Navios Partners believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Partners also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Partners’ results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Partners’ performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA for the three months ended June 30, 2016 was negatively affected by the accounting effect of a $17.2 million impairment loss on one of our vessels. Excluding this item, Adjusted EBITDA decreased by $9.7 million to $29.0 million for the three month period ended June 30, 2016, as compared to $38.7 million for the same period in 2015. The decrease in adjusted EBITDA was primarily due to: (i) a $11.6 million decrease in revenue; (ii) a $0.6 million increase in management fees due to the delivery of the MSC Cristina in April 2015; (iii) a $0.7 million increase in general and administrative expenses; and (iv) a $0.5 million increase in time charter and voyage expenses. The above decrease was partially mitigated by a $3.6 million increase in other income/ expense, net.

EBITDA for the six months ended June 30, 2016 was negatively affected by the accounting effect of a $17.2 million impairment loss on one of our vessels. Excluding this item, Adjusted EBITDA decreased by $19.6 million to $57.1 million for the six month period ended June 30, 2016, as compared to $76.7 million for the same period in 2015. The decrease in adjusted EBITDA was primarily due to: (i) a $22.7 million decrease in revenue; (ii) a $1.9 million increase in management fees due to the delivery of the MSC Cristina in April 2015; (iii) a $1.3 million increase in general and administrative expenses; and (iv) a $0.7 million increase in other expenses. The above decrease was partially mitigated by: (i) a $1.1 million decrease in time charter and voyage expenses; and (ii) a $5.8 million increase in other income.

Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures, estimated by the board of directors to be required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Available Cash

Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the board of directors to:

•	provide for the proper conduct of Navios Partners’ business (including reserve for maintenance and replacement capital expenditures);

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available Cash is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Borrowings

Navios Partners’ long-term third party borrowings are reflected in its balance sheet as “Long-term debt, net” and “Current portion of long-term debt, net”. As of June 30, 2016 and December 31, 2015, total debt, net amounted to $555.0 million and $598.1 million, respectively. The current portion of long-term debt, net amounted to $38.5 million at June 30, 2016 and $23.3 million at December 31, 2015.

Capital Expenditures

Navios Partners finances its capital expenditures with cash flow from operations, owners’ contribution, equity raisings and bank borrowings. Capital expenditures for the six month periods ended June 30, 2016 and 2015 were $0.5 million and $148.2 million, respectively. The reserve for estimated maintenance and replacement capital expenditures for the three and six month period ended June 30, 2016 were $3.0 million and $5.9 million, respectively. The reserve for estimated maintenance and replacement capital expenditures for the three and six month period ended June 30, 2015 was $3.4 million and $6.7 million, respectively.

Maintenance for our vessels and expenses related to drydocking expenses are reimbursed at cost by Navios Partners to our Manager under the amended management agreement. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017. In each of October 2011, October 2013, August 2014, February 2015 and February 2016, Navios Partners amended its existing Management Agreement with the Manager to fix the fees for ship management services of its owned fleet, excluding drydocking expenses, which are reimbursed at cost by Navios Partners at: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017.

Maintenance and Replacement Capital Expenditures Reserve

We estimate that our annual replacement reserve for the year ending December 31, 2016 will be approximately $11.9 million, for replacing our vessels at the end of their useful lives.

The amount for estimated maintenance and replacement capital expenditures attributable to future vessel replacement was based on the following assumptions: (i) current market price to purchase a five year old vessel of similar size and specifications; (ii) a 25-year useful life for drybulk vessels and a 30-year useful life for container vessels; and (iii) a relative net investment rate.

Our board of directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our board of directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.

Off-Balance Sheet Arrangements

Navios Partners has no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Contingencies

The following table summarizes Navios Partners’ long-term contractual obligations as of June 30, 2016:

	Payments due by period (Unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands of U.S. dollars)

Loan obligations(1)	$41,824	$463,252	$11,825	$44,344	$561,245

Total contractual obligations	$41,824	$463,252	$11,825	$44,344	$561,245

(1)	Represents principal payments on amounts drawn on our credit facilities that bear interest at applicable fixed interest rates ranging from 1.80% to 4.25% plus LIBOR per annum. The amounts in the table exclude expected interest payments of $25.9 million (less than 1 year), $25.3 million (1-3 years), $3.4 million (3-5 years) and $1.2 million (more than 5 years). Expected interest payments are based on outstanding principal amounts, applicable currently effective interest rates and margins as of June 30, 2016, timing of scheduled payments and the term of the debt obligations.

Navios Holdings, Navios Maritime Acquisition Corporation (“Navios Acquisition”) and Navios Partners will make available to Navios Europe Inc. (“Navios Europe I”). Navios Europe I (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). As of June 30, 2016, the amounts undrawn from the Navios Revolving Loans I were $9.1 million, of which Navios Partners’ portion was $0.5 million (See Note 13 for Transactions with related parties and affiliates).

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe II (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). As of June 30, 2016, the amounts undrawn from the Navios Revolving Loans II were $14.1 million, of which Navios Partners’ portion was $0.7 million (See Note 13 for Transactions with related parties and affiliates).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us and beginning with the quarter ending December 31, 2015, our board of directors elected to suspend distributions on our common units. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement could not be amended without the approval of non-affiliated common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units after the subordination period has ended. Upon the closing of the IPO, Navios Holdings did not own any of our outstanding common units and owned 100.0% of our outstanding subordinated units.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

•	Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

•	Our distribution policy is affected by restrictions on distributions under our credit facilities that we entered into in connection with the closing of the IPO. Specifically, our credit facilities contain material financial tests that must be satisfied and we will not pay any distributions that will cause us to violate our credit facilities or other debt instruments. Should we be unable to satisfy these restrictions included in our credit facilities or if we are otherwise in default under our credit facilities, our ability to make cash distributions to unitholders, notwithstanding our cash distribution policy, would be materially adversely affected.

•	If we make distributions out of capital surplus, as opposed to Operating Surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Quarterly Distribution

There is no guarantee that we will pay the quarterly distribution on the common units in any quarter. The amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under our existing credit facilities.

Quarterly distributions were paid by the Company through September 2015. Beginning with the quarter ended December 31, 2015, the Company’s board of directors determined to suspend payment of the Company’s quarterly distributions in order to preserve cash and improve our liquidity. The board of directors will continue to reassess the Company’s distribution policy as the environment changes.

Incentive Distribution Rights

Although we have suspended payments of our quarterly cash distributions, the following description of our incentive distribution rights reflects such rights in the event the distributions are reinstated and the indicated levels are achieved, of which there can be no assurance. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from Operating Surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to December 31, 2017.

The following table illustrates the percentage allocations of the additional available cash from Operating Surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from Operating Surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from Operating Surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	General Partner
Minimum Quarterly Distribution	up to $0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

Related Party Transactions

The Navios Holdings Credit facility: In May 2015, Navios Partners entered into the Navios Holdings Credit Facility of up to $60.0 million. The Navios Holdings Credit Facility has a margin of LIBOR plus 300 bps. The final maturity date is January 2, 2017. In April 2016, the Company drew down $21.0 million from Navios Holdings Credit Facility, which was fully repaid during April 2016. As of June 30, 2016, there was no outstanding amount under this facility.

Management fees: Pursuant to the amended Management Agreement, in each of October 2011, October 2013, August 2014 and February 2015, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4.00 daily rate per Ultra-Handymax vessel; (b) $4.10 daily rate per Panamax vessel; (c) $5.10 daily rate per Capesize vessel; (d) $6.50 daily rate per Container vessel of TEU 6,800; (e) $7.20 daily rate per Container vessel of more than TEU 8,000; and (f) $8.50 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2015. In February 2016, Navios Partners amended its existing management agreement with the Manager to fix the fees for ship management services of its owned fleet at: (a) $4.10 daily rate per Ultra-Handymax vessel; (b) $4.20 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.70 daily rate per Container vessel of TEU 6,800; (e) $7.40 daily rate per Container vessel of more than TEU 8,000; and (f) $8.75 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence. Total drydocking expenses reimbursed during the three and six months ended June 30, 2016 were $1.5 million and $3.0 million, respectively. Total drydocking expenses reimbursed during the three and six months ended June 30, 2015 were $0.8 million and $1.3 million, respectively.

Total management fees for the three and six months ended June 30, 2016 amounted to $14.7 million and $29.4 million, respectively. Total management fees for the three and six months ended June 30, 2015 amounted to $14.1 million and $27.5 million, respectively.

General and administrative expenses: Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager, until December 31, 2017.

Total general and administrative expenses charged by Navios Holdings for the three and six month periods ended June 30, 2016 amounted to $1.9 million and $3.9 million, respectively. Total general and administrative expenses charged by Navios Holdings for the three and six month periods ended June 30, 2015 amounted to $1.5 million and $3.1 million, respectively.

Balance due to related parties: Included in the current liabilities as of June 30, 2016 was an amount of $7.4 million, which represented the current account payable to Navios Holdings and its subsidiaries. The balance mainly consisted of payables for drydock and special survey expenses of $7.7 million and other receivables, net, of $0.3 million. Amounts due to related parties as of December 31, 2015 was $8.7 million mainly consisting of payables for drydock and special survey expenses of $5.7 million, management fees outstanding of $1.2 million and other receivables, net, of $1.8 million.

Vessel Chartering: In February 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Apollon, a 2000-built Ultra-Handymax vessel. The term of this charter was approximately two years, at a net daily rate of $12,500 for the first year and $13,500 for the second year, plus 50/50 profit sharing based on actual earnings. In January 2014, this charter was extended for approximately six months at a net daily rate of $13,500 plus 50/50 profit sharing based on actual earnings and in October 2014, this charter was further extended for approximately one year at a net daily rate of $12,500 plus 50/50 profit sharing based on actual earnings. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12,500 plus 50/50 profit sharing based on actual earnings at the end of the period. The vessel was redelivered in April 2016.

In May 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Prosperity, a 2007-built Panamax vessel. The term of this charter was approximately one year with two six-month extension options granted to Navios Holdings, at a net daily rate of $12,000 plus profit sharing. In April 2014, this charter was extended for approximately one year and the owners will receive 100% of the first $1,500 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. On February 11, 2015, Navios Partners and Navios Holdings entered into a novation agreement whereby the rights to the time charter contract of Navios Prosperity were transferred to Navios Holdings on March 5, 2015.

In September 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Libra, a 1995-built Panamax vessel. The term of this charter is approximately three years commencing in October 2012, at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings at the end of the period. The vessel was redelivered in April 2016.

In May 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Felicity, a 1997-built Panamax vessel. The term of this charter was approximately one year with two six-month extension options, at a net daily rate of $12,000 plus profit sharing. The owners will receive 100% of the first $1,500 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In February 2014, Navios Holdings exercised its first option to extend this charter, and in August 2014, Navios Holdings exercised its second option. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings at the end of the period. The vessel was redelivered in April 2016.

In May 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Aldebaran, a 2008-built Panamax vessel. The term of this charter was approximately six months commencing in June 2013, at a net daily rate of $11,000 plus profit sharing, with a six-month extension option. In December 2013, Navios Holdings exercised its option to extend this charter, at a net daily rate of $11,000 plus profit sharing. The owners will receive 100% of the first $2,500 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In July 2014, the Company further extended this charter for approximately six to nine months. On February 11, 2015, Navios Partners and Navios Holdings entered into a novation agreement whereby the rights to the time charter contract of Navios Aldebaran were transferred to Navios Holdings on February 28, 2015.

In July 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Hope, a 2005-built Panamax vessel. The term of this charter was approximately one year, at a net daily rate of $10,000. In December 2013, Navios Holdings extended this charter for approximately six months at a net daily rate of $10,000 plus 50/50 profit sharing based on actual earnings. In January 2015, this charter was further extended for approximately one year at a net daily rate of $10,000 plus 50/50 profit sharing based on actual earnings at the end of the period. The vessel was redelivered in December 2015.

In July 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Pollux, a 2009-built Capesize vessel, which was completed in August 2013. In August 2014, Navios Partners entered into another charter with a subsidiary of Navios Holdings for the Navios Pollux. The term of this charter was approximately three months which commenced in August 2014, at a daily rate of $21,300 net per day. The charter contract was completed in November 2014. In February 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Pollux, a 2009-built Capesize vessel. The term of this charter is approximately for twelve months at a daily rate of $11,400 net per day plus 50/50 profit sharing based on actual earnings at the end of the period. The vessel was redelivered in February 2016.

In March 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Gemini, a 1994-built Panamax vessel. The term of this charter is approximately nine months that commenced in March 2015, at a net daily rate of $7,600 plus 50/50 profit sharing based on actual earnings at the end of the period. The vessel was redelivered in January 2016.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Hyperion, a 2004-built Panamax vessel. The term of this charter is approximately ten months that commenced in April 2015, at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings at the end of the period. The vessel was redelivered in January 2016.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Soleil, a 2009-built Ultra-Handymax vessel. The term of this charter is approximately ten months that commenced in May 2015, at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings at the end of the period. The vessel was redelivered in December 2015.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Harmony, a 2006-built Panamax vessel. The term of this charter is approximately twelve months that commenced in May 2015, at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings at the end of the period. The vessel was redelivered in April 2016.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Orbiter, a 2004-built Panamax vessel. The term of this charter is approximately twelve months that commenced in June 2015, at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings at the end of the period. The vessel was redelivered in April 2016.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Fantastiks, a 2005-built Capesize vessel. The term of this charter is approximately ten months that commenced in June 2015, at a net daily rate of $12,500 plus 50/50 profit sharing based on actual earnings at the end of the period. The vessel was redelivered in April 2016.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Alegria, a 2004-built Panamax vessel. The term of this charter is approximately twelve months that commenced in June 2015, at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings at the end of the period. The vessel was redelivered in April 2016.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Sun, a 2005-built Panamax vessel. The term of this charter is approximately ten months that commenced in July 2015, at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings at the end of the period. The vessel was redelivered in April 2016.

For the three and six months ended June 30, 2016, the total revenue of Navios Partners from the subsidiaries of Navios Holdings amounted to $(3.1) million and $1.2 million, respectively. For the three and six months ended June 30, 2015, the total revenue of Navios Partners from the subsidiaries of Navios Holdings amounted to $7.7 million and $14.1 million, respectively.

Share Purchase Agreements: On February 4, 2015, Navios Partners entered into a share purchase agreement with Navios Holdings pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests (See Note 9—Issuance of Units).

Registration Rights Agreement: On February 4, 2015, in connection with the share purchase agreement as discussed above, Navios Partners entered into a registration rights agreement with Navios Holdings pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units.

Revolving Loans to Navios Europe I: Navios Holdings, Navios Maritime Acquisition Corporation (“Navios Acquisition”) and Navios Partners will make available to Navios Europe I (in each case, in proportion to their ownership interests in Navios Europe I) Navios Revolving Loans I up to $24.1 million to fund working capital requirements. See Note 14 for the Investment in Navios Europe I and respective ownership interests.

The Navios Revolving Loans I earn a 12.7% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of June 30, 2016, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe I (5.0% of the $10.0 million) was $0.5 million, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans I capital is $0.7 million, under the caption “Loans receivable from affiliates.” As of June 30, 2016 and December 31, 2015, the amounts undrawn from the Navios Revolving Loans I were $9.1 million, of which Navios Partners’ portion was $0.5 million.

Revolving Loans to Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe (II) Inc. (“Navios Europe II”) (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). See Note 14 for the Investment in Navios Europe II and respective ownership interests.

The Navios Revolving Loans II earn an 18.0% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of June 30, 2016, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe II (5.0% of the $14.0 million) was $0.7 million, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans II capital is $1.2 million, under the caption “Loans receivable from affiliates.” As of June 30, 2016, the amount undrawn from the Navios Revolving Loans II was $14.1 million, of which Navios Partners’ portion was $0.7 million. As of December 31, 2015, the amount undrawn from the Navios Revolving Loans II was $23.1 million, of which Navios Partners’ portion was $1.2 million.

Others: Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Partners entered into an omnibus agreement with Navios Acquisition and Navios Holdings (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

In connection with the Navios Maritime Midstream Partners L.P. (“Navios Midstream”) initial public offering and effective November 18, 2014, Navios Partners entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Holdings pursuant to which Navios Acquisition, Navios Holdings and Navios Partners have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20.0 million. During the three and six month period ended June 30, 2016, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount of $2.3 million and $4.6 million, net of applicable deductions, under “other income/(expense), net”.

As of June 30, 2016, Navios Holdings held an 18.1% common unit interest in Navios Partners, represented by 15,344,310 common units, and it also held a general partner interest of 2.0%.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.

Interest Rate Risk

Borrowings under our credit facilities bear interest at rate based on a premium over U.S. $ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For six month period ended June 30, 2016, we paid interest on our outstanding debt at a weighted average interest rate of 4.60%. A 1% increase in LIBOR would have increased our interest expense for the six month period ended June 30, 2016 by $2.8 million. For the six month period ended June 30, 2015, we paid interest on our outstanding debt at a weighted average interest rate of 4.32%. A 1% increase in LIBOR would have increased our interest expense for the six month period ended June 30, 2015 by $3.0 million.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the six month period ended June 30, 2016, our most significant counterparties were Hyundai Merchant Marine Co., Ltd., Yang Ming Marine Transport Corporation, Hanjin Shipping Co. Ltd. and Mediterranean Shipping Co. S.A. which accounted for approximately 30.7%, 13.5%, 12.3% and 12.1%, respectively, of total revenues. For the year ended December 31, 2015, our most significant counterparties were Hyundai Merchant Marine Co., Ltd., Navios Corporation and Yang Ming Marine Transport Corporation, which accounted for approximately 24.0%, 17.4% and 11.4%, respectively, of total revenues. No other customers accounted for 10% or more of total revenue for any of the years presented. Following the termination of the credit default insurance through its third party insurer, entered into an agreement by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20.0 million. During the six month period ended June 30, 2016, the Company submitted claims under this agreement to Navios Holdings for a total amount of $4.6 million, which was recorded under “other income/(expense), net”.

If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters and the cyclical nature of the industry or we may be forced to charter the vessel on the spot market at then market rates which may be less favorable than the charter that has been terminated. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. If we lose a vessel, any replacement or newbuilding would not generate revenues during its construction acquisition period, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.

Even if we successfully charter our vessels in the future, our charterers may go bankrupt or fail to perform their obligations under the charter agreements, they may delay payments or suspend payments altogether, they may terminate the charter agreements prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the charters. The permanent loss of a customer, time charter or vessel, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions in the event we are unable to replace such customer, time charter or vessel. For further details, please read “Risk Factors” in our 2015 Annual report on form 20-F.

Inflation

Inflation has had a minimal impact on vessel operating expenses, drydocking expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases — capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Company is currently assessing the impact on Navios Partners’ results of operations, financial position or cash flows.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of operations. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. We are currently reviewing the effect of ASU No. 2014-09 on our revenue recognition.

Critical Accounting Policies

Our financial statements have been prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Other than as described below, all significant accounting policies are as described in Note 2 to the Notes to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission on March 23, 2016.

Exhibit List

Exhibit Number

101	The following materials from Navios Maritime Partners L.P.’s 6-K containing its financial statements for the three and six months ended June 30, 2016, formatted in eXtensible Business Reporting Language (XBRL): (i) Condensed Consolidated Balance Sheets at June 30, 2016 (unaudited) and December 31, 2015; (ii) Unaudited Condensed Consolidated Statements of operations for each of the three and six month periods ended June 30, 2016 and 2015; (iii) Unaudited Condensed Consolidated Statements of Cash Flows for the six month periods ended June 30, 2016 and 2015; (iv) Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital for the six month periods ended June 30, 2016 and 2015; and (v) the Condensed Notes to the Consolidated Financial Statements (unaudited).

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars except unit amounts)

	Notes	June 30, 2016 (unaudited)	December 31, 2015 (unaudited)
ASSETS
Current assets
Cash and cash equivalents	3	$25,327	$26,750
Restricted cash	3	1,572	7,789
Accounts receivable, net		4,644	3,999
Prepaid expenses and other current assets		1,677	1,297

Total current assets		33,220	39,835

Vessels, net	4	1,058,761	1,230,049
Vessel held for sale	5	125,000	—
Deferred dry dock and special survey costs, net and other long term assets		21,250	22,232
Investment in affiliates	14	1,340	1,315
Loans receivable from affiliates	13	1,971	1,521
Intangible assets	6	46,820	55,339

Total non-current assets		1,255,142	1,310,456

Total assets		$1,288,362	$1,350,291

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$2,782	$2,706
Accrued expenses		2,072	2,516
Deferred revenue		4,855	4,290
Current portion of long-term debt, net	7	38,512	23,336
Amounts due to related parties	13	7,352	8,680

Total current liabilities		55,573	41,528

Long-term debt, net	7	516,495	574,742
Deferred revenue		677	1,806

Total non-current liabilities		517,172	576,548

Total liabilities		572,745	618,076

Commitments and contingencies	12	—	—
Partners’ capital:
Common Unitholders (83,079,710 units issued and outstanding at June 30, 2016 and December 31, 2015, respectively)	15	711,780	728,046
General Partner (1,695,509 units issued and outstanding at June 30, 2016 and December 31, 2015, respectively)	15	3,837	4,169

Total partners’ capital		715,617	732,215

Total liabilities and partners’ capital		$1,288,362	$1,350,291

See unaudited condensed notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

	Notes	Three Month Period Ended June 30, 2016 (unaudited)	Three Month Period Ended June 30, 2015 (unaudited)	Six Month Period Ended June 30, 2016 (unaudited)	Six Month Period Ended June 30, 2015 (unaudited)
Time charter and voyage revenues (includes related party revenue of $(3,135) and $1,171 for the three and six months ended June 30, 2016, respectively, and $7,723 and $14,133 for the three and six months ended June 30, 2015, respectively)	10,13	$44,877	$56,473	$90,518	$113,259
Time charter and voyage expenses		(1,962)	(1,477)	(3,811)	(4,948)
Direct vessel expenses		(1,526)	(757)	(2,990)	(1,294)
Management fees (entirely through related parties transactions)	13	(14,719)	(14,141)	(29,439)	(27,542)
General and administrative expenses	13	(2,611)	(1,949)	(5,099)	(3,824)
Depreciation and amortization	4,6	(18,809)	(19,045)	(37,614)	(37,144)
Impairment loss	5	(17,193)	—	(17,193)	—
Interest expense and finance cost		(8,369)	(7,601)	(16,033)	(16,102)
Interest income		92	46	164	99
Other income/ (expense), net	16	3,413	(194)	4,899	(270)

Net (loss)/ income		$(16,807)	$11,355	$(16,598)	$22,234

Earnings per unit (see Note 15):

	Three Month Period Ended June 30, 2016 (unaudited)	Three Month Period Ended June 30, 2015 (unaudited)	Six Month Period Ended June 30, 2016 (unaudited)	Six Month Period Ended June 30, 2015 (unaudited)
Earnings per unit:

Common unit (basic and diluted)	$(0.20)	$0.13	$(0.20)	$0.25

See unaudited condensed notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Six Month Period Ended June 30, 2016 (unaudited)	Six Month Period Ended June 30, 2015 (unaudited)
OPERATING ACTIVITIES
Net (loss)/ income		$(16,598)	$22,234
Adjustments to reconcile net (loss)/ income to net cash provided by operating activities:
Depreciation and amortization	4,6	37,614	37,144
Impairment loss	5	17,193	—
Amortization and write-off of deferred financing cost and discount		2,085	2, 149
Amortization of deferred dry dock and special survey costs		2,990	1,294
Equity in earnings of affiliates, net of dividends received		(25)	(472)
Changes in operating assets and liabilities:
Net increase in restricted cash		170	—
(Increase)/ decrease in accounts receivable		(645)	227
(Increase)/decrease in prepaid expenses and other current assets		(380)	484
Decrease in other long-term assets		5	7
Increase in accounts payable		76	513
Increase/(decrease) in accrued expenses		(444)	617
Increase in deferred revenue		(564)	(164)
Increase/ (decrease) in amounts due to related parties		(728)	13,763
Payments for dry dock and special survey costs		(2,013)	(8,830)

Net cash provided by operating activities		38,736	68,966
INVESTING ACTIVITIES:
Deposits for acquisition of vessels, net of transfers to vessel acquisitions	4	—	(147,830)
Loans receivable from affiliates		(450)	(346)

Net cash used in investing activities		(450)	(148,176)
FINANCING ACTIVITIES:
Cash distributions paid	15	—	(76,193)
Net proceeds from issuance of general partner units	9	—	1,528
Proceeds from issuance of common units, net of offering costs	9	—	72,090
Proceeds from long term debt		29,000	79,819
(Increase)/ decrease in restricted cash		6,047	(21,247)
Repayment of long-term debt and payment of principal	7	(73,615)	(48,695)
Deferred finance fees		(1,141)	—
Debt issuance costs		—	(746)

Net cash used in financing activities		(39,709)	6,556

Decrease in cash and cash equivalents		(1,423)	(72,654)
Cash and cash equivalents, beginning of period		26,750	99,495

Cash and cash equivalents, end of period		$25,327	$26,841

	Six Month Period Ended June 30, 2016 (unaudited)	Six Month Period Ended June 30, 2015 (unaudited)
Supplemental disclosures of cash flow information
Cash interest paid	$13,406	$12,917

See unaudited condensed notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. dollars except unit prices and amounts)

			Limited Partners
	General Partner		Common Unitholders		Total Partners’ Capital
	Units		Units
Balance December 31, 2014	1,578,763	$5,023	77,359,163	$744,075	$749,098
Cash distribution paid	—	(2,668)	—	(73,525)	(76,193)
Proceeds from issuance of common units, net of offering costs (see note 9)	—	—	5,720,547	72,090	72,090
Proceeds from issuance of general partners units (see note 9)	116,746	1,528	—	—	1,528
Net income	—	1,590	—	20,644	22,234

Balance June 30, 2015 (unaudited)	1,695,509	$5,473	83,079,710	$763,284	$768,757

Balance December 31, 2015	1,695,509	$4,169	83,079,710	$728,046	$732,215
Net (loss)/ income	—	(332)	—	(16,266)	(16,598)

Balance June 30, 2016 (unaudited)	1,695,509	$3,837	83,079,710	$711,780	$715,617

See unaudited condensed notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

NOTE 1 — DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners” or the “Company”), is an international owner and operator of dry cargo and container vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest in Navios Partners.

Navios Partners is engaged in the seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by Navios ShipManagement Inc., a subsidiary of Navios Holdings (the “Manager”), from its offices in Piraeus, Greece, Singapore and Monaco.

Pursuant to the initial public offering (“IPO”) on November 16, 2007, Navios Partners entered into the following agreements:

(a) a management agreement with the Manager (the “Management Agreement”), pursuant to which the Manager provides Navios Partners commercial and technical management services;

(b) an administrative services agreement with the Manager (the “Administrative Services Agreement”), pursuant to which the Manager provides Navios Partners administrative services; and

(c) an omnibus agreement with Navios Holdings (the “Omnibus Agreement”), governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

As of June 30, 2016, there were outstanding: 83,079,710 common units and 1,695,509 general partnership units. As of June 30, 2016, Navios Holdings owned a 20.1% interest in Navios Partners, which included a 2.0% general partner interest.

NOTE 2 — BASIS OF PRESENTATION

The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Partners’ consolidated financial positions, statement of partner’s capital, statements of operations and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Partners’ 2015 Annual Report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

Vessel held for sale: Vessels are classified as “Vessel held for sale” when all of the following criteria are met: management has committed to a plan to sell the vessel; the vessel is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of vessels; an active program to locate a buyer and other actions required to complete the plan to sell the vessel have been initiated; the sale of the vessel is probable and transfer of the vessel is expected to qualify for recognition as a completed sale within one year; the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be held for sale.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

The accompanying consolidated financial statements include the following entities and chartered-in vessels:

Company name	Vessel name	Country of incorporation	Statements of operations
			2016	2015
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Palermo Shipping S.A.	Navios Apollon	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 06/30	1/01 – 06/30
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Fairy Shipping Corporation	YM Utmost	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Limestone Shipping Corporation	YM Unity	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Dune Shipping Corp.	MSC Cristina	Marshall Is.	1/01 – 06/30	4/22 – 06/30
Citrine Shipping Corporation	—	Marshall Is.	—	—
Chartered-in vessels
Prosperity Shipping Corporation	Navios Prosperity	Marshall Is.	—	1/01 – 03/05
Aldebaran Shipping Corporation	Navios Aldebaran	Marshall Is.	—	1/01 – 02/28
Other
JTC Shipping and Trading Ltd (*)	Holding Company	Malta	1/01 – 06/30	1/01 – 06/30
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Navios Maritime Operating LLC	N/A	Marshall Is.	1/01 – 06/30	1/01 – 06/30
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 06/30	1/01 – 06/30
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 06/30	1/01 – 06/30

(*)	Not a vessel-owning subsidiary and only holds right to a charter-in contract.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

NOTE 3 — CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	June 30, 2016	December 31, 2015
Cash on hand and at banks	$25,304	$26,332
Short-term deposits and highly liquid funds	23	418

Total cash and cash equivalents	$25,327	$26,750

Short-term deposits and highly liquid funds relate to amounts held in banks for general financing purposes. As of June 30, 2016, Navios Partners held money market funds of $23 with duration of less than three months. As of December 31, 2015, Navios Partners held money market funds of $418 with duration of less than three months.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Partners also reduces exposure to credit risk by dealing with a diversified group of major financial institutions.

Restricted cash, at each of June 30, 2016 and December 31, 2015, included $1,572 and $7,789, respectively, which related to amounts held in retention accounts as required by certain of Navios Partners’ credit facilities.

NOTE 4 — VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$1,358,348	$(218,922)	$1,139,426
Additions	147,840	(57,217)	90,623

Balance December 31, 2015	$1,506,188	$(276,139)	$1,230,049
Additions	—	(29,095)	(29,095)
Impairment loss	(22,840)	5,647	(17,193)
Transfer to vessel held for sale (see Note 5)	(125,000)	—	(125,000)

Balance June 30, 2016	$1,358,348	$(299,587)	$1,058,761

On April 22, 2015, Navios Partners acquired from an unrelated third party the MSC Cristina, a 2011 South Korean-built Container vessel of 13,100 TEU, for an acquisition cost of $147,840, of which $14,802 relates to vessel deposits paid and transferred during the year.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

NOTE 5 – VESSEL HELD FOR SALE

During June 2016, Navios Partners entered into a Memorandum of Agreement with an unrelated third party, for the disposal of the vessel MSC Cristina. The vessel is subject to an existing time charter and management has committed to a plan to sell the vessel to the current charterer within the next twelve months.

As of June 30, 2016, the vessel has been classified as held for sale as the relevant criteria for the classification were met and, therefore, it is presented in the condensed consolidated balance sheets at its fair value less cost to sell totaling $125,000. An impairment loss of $17,193 for the vessel held for sale, is included under “Impairment loss” in the condensed consolidated Statements of Operations. Proceeds from the sale of the vessel will be used to fully repay the outstanding amount of the April 2015 Credit Facility and the June 2016 Credit Facility.

NOTE 6 — INTANGIBLE ASSETS

Intangible assets as of June 30, 2016 and December 31, 2015 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Favorable lease terms December 31, 2014	$158,987	$(84,932)	$74,055
Additions	—	(18,716)	(18,716)
Write-off	(31,199)	31,199	—

Favorable lease terms December 31, 2015	$127,788	$(72,449)	$55,339
Additions	—	(8,519)	(8,519)

Favorable lease terms June 30, 2016	$127,788	$(80,968)	$46,820

Amortization expense of favorable lease terms for the three and six month periods ended June 30, 2016 and 2015 is presented in the following table:

	Three Month Period Ended		Six Month Period Ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Favorable lease terms charter-out	$(4,405)	$(4,655)	$(8,519)	$(9,310)

Total	$(4,405)	$(4,655)	$(8,519)	$(9,310)

The aggregate amortization of the intangibles for the 12-month periods ended June 30 is estimated to be as follows:

Year	Amount
2017	$17,620
2018	11,500
2019	7,237
2020	6,103
2021	2,942
2022 and thereafter	1,418

$46,820

As of December 31, 2015, acquisition cost and accumulated amortization, each amounting $31,199, was written-off as the intangible asset associated with the favorable lease that was fully amortized of the Navios Fulvia.

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 9.6 years for favorable lease terms charter out.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

NOTE 7 — BORROWINGS

Borrowings as of June 30, 2016 and December 31, 2015 consisted of the following:

	June 30, 2016	December 31, 2015
Term Loan B facility	$386,292	$411,292
Credit facilities	174,953	194,569

Total borrowings	$561,245	$605,861
Less: Long-term unamortized discount	(1,970)	(2,464)
Less: Current portion of long-term debt, net	(38,512)	(23,336)
Less: Deferred finance fees, net	(4,268)	(5,319)

Long-term debt, net	$516,495	$574,742

As of June 30, 2016, the total borrowings, net under the Navios Partners’ credit facilities were $555,007.

Term Loan B facility: In June 2013, Navios Partners completed the issuance of the $250,000 Term Loan B facility. The Term Loan B facility bears an interest rate of LIBOR plus 425 basis points (“bps”) and has a five-year term with 1.0% amortization profile and was issued at 98.0% (at a discount of $5,000). Navios Partners used the net proceeds of the Term Loan B facility to: (i) prepay $101,614 of the facility with Commerzbank AG and DVB Bank AG (the “July 2012 Credit Facility”); (ii) fully repay the outstanding balance of $41,225 of the credit facility entered with DVB Bank AG on August 8, 2012 (the “August 2012 Credit Facility”); (iii) deposit $98,179 to be held in escrow, to partially finance part of the acquisition of four new vessels, of which $47,000 was released in September 2013 for the acquisition of the Navios Joy, $17,750 was released in October 2013 for the acquisition of the Navios Harmony and $33,429 was released in January 2014 to finance a portion of the purchase prices of the Navios Sun and the Navios La Paix, which were delivered in January 2014; and (iv) cover fees and expenses. The refinancing of the August 2012 Credit Facility was accounted for as a debt extinguishment in accordance with ASC470 Debt and the remaining unamortized balance of $707 was written-off from the deferred finance fees.

On October 31, 2013 and November 1, 2013, Navios Partners completed the issuance of a $189,500 add-on to its existing Term Loan B facility. The add-on to the Term Loan B facility bears the same terms as Term Loan B facility and was issued at 100%. Navios Partners used the net proceeds to partially finance the acquisition of five Container vessels.

During 2015 and 2016, Navios Partners prepaid $21,000 and $25,000, respectively, of the Term Loan B facility. These prepayments were fully applied to the balloon payment. Following the prepayment of March 2015 and May 2016, an amount of $256 and $187, respectively, was written-off from the deferred finance fees.

The Term Loan B facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral, and is guaranteed by each subsidiary of Navios Partners. On March 31, 2016, YM Unity was added as collateral to the Term Loan B facility. The Term Loan B Agreement requires maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Agreement also provides for customary events of default, prepayment and cure provisions.

As of June 30, 2016, the outstanding balance of the Term Loan B facility including the add-on was $384,322, net of discount of $1,970, and it is repayable with a final payment of $386,292, in June 2018.

ABN AMRO facility: On September 22, 2014, Navios Partners entered into a credit Facility with ABN AMRO Bank N.V. (the “September 2014 Credit Facility”) of up to $56,000 (divided into two tranches) in order to finance a portion of the purchase price payable in connection with the acquisition of the YM Utmost and the YM Unity. The September 2014 Credit Facility bears interest at LIBOR plus 300 bps per annum. During 2015, Navios Partners prepaid $21,312. Following this prepayment, an amount of $314 was written-off from the deferred finance fees.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

On March 31, 2016, the YM Unity was released and discharged from its obligations and liabilities under the September 2014 Credit Facility. On April 1, 2016, Navios Partners fully repaid the facility with ABN AMRO Bank N.V. Following this repayment, an amount of $340 was written-off from the deferred finance fees. As of June 30, 2016, there was no outstanding amount under this facility.

Commerzbank/DVB facility: On March 27, 2015, Navios Partners prepaid $2,346 of the July 2012 Credit Facility and the prepayment was applied to 2015 installments. As of June 30, 2016, the outstanding balance of the July 2012 Credit Facility was $72,046, and it was repayable in four quarterly installments of $3,456, with a final balloon payment of $58,223 on the last repayment date. The final maturity date is November 30, 2017. On January 8, 2016, Navios Partners prepaid the 2016 installments in the amount of $16,235 of the July 2012 Credit Facility. This payment of this facility was accounted for as debt modification in accordance with ASC470 Debt. Following this prepayment, an amount of $82 was written-off from the deferred finance fees.

HSH facility: On April 16, 2015, Navios Partners, through certain of its wholly-owned subsidiaries, entered into a term loan facility agreement of up to $164,000 (divided into two tranches) with HSH Nordbank AG (the “April 2015 Credit Facility”), in order to finance a portion of the purchase price payable in connection with the acquisition of the MSC Cristina and one more super-post-panamax 13,100 TEU container vessel. On September 30, 2015, the second tranche of April 2015 Credit Facility of $83,000 was cancelled. As of June 30, 2016, the outstanding balance of the April 2015 Credit Facility was $73,906 and is repayable in 24 equal consecutive quarterly installments of $1,478, with a final balloon payment of $38,431 on the last repayment date. The final maturity date is April 20, 2022. The April 2015 Credit Facility bears interest at LIBOR plus 275 bps per annum.

The Navios Holdings Credit Facility: In May 2015, Navios Partners entered into a term loan facility with Navios Holdings of up to $60,000 (the “Navios Holdings Credit Facility”). The Navios Holdings Credit Facility has a margin of LIBOR plus 300 bps. The final maturity date is January 2, 2017. In April 2016, the Company drew down $21,000 from the Navios Holdings Credit Facility, which was fully repaid during April 2016. Following this repayment, an amount of $600 was written off from the deferred finance fees. As of June 30, 2016, there was no outstanding amount under this facility.

ABN AMRO facility: On June 23, 2016, Navios Partners entered into a credit facility with ABN AMRO Bank N.V. (the “June 2016 Credit Facility”) of up to $30,000 to be used for general corporate purposes. The June 2016 Credit Facility bears interest at LIBOR plus 400 bps per annum. The final maturity date is January 30, 2017. On June 24, 2016, the Company drew down $29,000 from the June 2016 Credit Facility, which is outstanding as of June 30, 2016.

Amounts drawn under the July 2012 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiary. Amounts drawn under the September 2014 Credit Facility, the April 2015 Credit Facility and the June 2016 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by Navios Partners. The July 2012 Credit Facility, the September 2014 Credit Facility, the April 2015 Credit Facility and the June 2016 Credit Facility contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’ (or its affiliates) ownership in Navios Partners of at least 15.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

The July 2012 Credit Facility, the September 2014 Credit Facility, the April 2015 Credit Facility and the June 2016 Credit Facility also require compliance with a number of financial covenants, including: (i) maintain a required security amount ranging over 105% to 140%; (ii) minimum free consolidated liquidity of at least the higher of $25,000 and the aggregate of interest and principal falling due during the previous six months; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00 : 1.00; (iv) maintain a ratio of total liabilities to total assets (as defined in our credit facilities) ranging of less than 0.75 or 0.80: 1.00; and (v) maintain a minimum net worth to $135,000 for the periods prior to any distributions by the Company, whilst during the last quarter prior to any distribution declaration should maintain: (a) a ratio of EBITDA to interest expense of at least 5.00 : 1.00; (b) a ratio of total liabilities to total assets (as defined in our credit facilities) of less than 0.65 : 1.00; and (c) a minimum net worth to $250,000. It is an event of default under the credit facilities if such covenants are not complied with in accordance with the terms and subject to the prepayment or cure provision of each facility.

As of June 30, 2016, Navios Partners was in compliance with the financial covenants of all of its credit facilities.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

The maturity table below reflects the gross principal payments due under its credit facilities for the 12-month periods ended June 30:

Year	Amount
2017	$41,824
2018	457,339
2019	5,913
2020	5,913
2021	5,913
2022 and thereafter	44,343

$561,245

NOTE 8 — FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value amounts of many of Navios Partners’ financial instruments, including cash and cash equivalents, restricted cash, accounts receivable and accounts payable and amounts due to related parties approximate their fair value due primarily to the short-term maturity of the related instruments.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits and money market funds approximate their fair value because of the short maturity of these investments.

Other long-term debt: The book value has been adjusted to reflect the net presentation of deferred finance fees. The outstanding balance of floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance fees.

Term Loan B facility: The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account our creditworthiness. The book value has been adjusted to reflect the net presentation of deferred finance fees.

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	June 30, 2016		December 31, 2015
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$25,327	$25,327	$26,750	$26,750
Restricted cash	$1,572	$1,572	$7,789	$7,789
Loans receivable from affiliates	$1,971	$1,971	$1,521	$1,521
Amounts due to related parties	$(7,352)	$(7,352)	$(8,680)	$(8,680)
Term Loan B facility, net	$(381,417)	$(339,215)	$(404,977)	$(406,410)
Other long-term debt, net	$(173,590)	$(174,953)	$(193,102)	$(194,569)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of June 30, 2016 and December 31, 2015.

	Fair Value Measurements at June 30, 2016
	Total	Level I	Level II	Level III
Cash and cash equivalents	$25,327	$25,327	$—	$—
Restricted cash	$1,572	$1,572	$—	$—
Loans receivable from affiliates	$1,971	$—	$1,971	$—
Term Loan B facility, net (1)	$(339,215)	$—	$(339,215)	$—
Other long-term debt, net(1)	$(174,953)	$—	$(174,953)	$—

The estimated fair value of our financial instruments that are measured at fair value on a non-recurring basis, categorized based upon the fair value hierarchy, are as follows:

	Fair Value Measurements at June 30, 2016
	Total	Level I	Level II	Level III
Vessel held for sale	$125,000	$—	$125,000	$—

	Fair Value Measurements at December 31, 2015
	Total	Level I	Level II	Level III
Cash and cash equivalents	$26,750	$26,750	$—	$—
Restricted cash	$7,789	$7,789	$—	$—
Loans receivable from affiliates	$1,521	$—	$1,521	$—
Term Loan B facility, net (1)	$(406,410)	$—	$(406,410)	$—
Other long-term debt, net(1)	$(194,569)	$—	$(194,569)	$—

(1)	The fair value of the Company’s debt is estimated based currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account our creditworthiness.

NOTE 9 — ISSUANCE OF UNITS

On February 11, 2015, Navios Partners completed its public offering of 4,000,000 common units at $13.09 per unit and raised gross proceeds of approximately $52,360 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $216 were approximately $50,120. Pursuant to this offering, Navios Partners issued 81,633 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1,069. On the same date, Navios Partners completed the exercise of the option previously granted to the underwriters in connection with the offering and issued 600,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the option, Navios Partners raised additional gross proceeds of $7,854 and net proceeds, including the underwriting discount, of approximately $7,518 and issued 12,245 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $160. In addition, Navios Partners completed a private placement of 1,120,547 common units and 22,868 general partner units at $13.09 per unit to Navios Holdings, raising additional gross proceeds of $14,967. Following the public offering and the private placement, Navios Holdings currently owns a 20.1% interest in Navios Partners, which includes the 2.0% interest through Navios Partners’ general partner which Navios Holdings owns and controls.

NOTE 10 — SEGMENT INFORMATION

Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter or by sector. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Drybulk and container vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Three Month Period ended June 30, 2016	Three Month Period ended June 30, 2015	Six Month Period ended June 30, 2016	Six Month Period ended June 30, 2015
Asia	$29,289	$36,318	$56,520	$74,502
Europe	9,561	15,180	22,588	27,995
North America	3,173	2,426	5,769	5,665
Australia	2,854	2,549	5,641	5,097

Total	$44,877	$56,473	$90,518	$113,259

NOTE 11 — INCOME TAXES

Marshall Islands, Malta and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands, Malta and Liberia, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of operations.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria.

In addition, these companies must meet an ownership test. The management of Navios Partners believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

NOTE 12 — COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. Management believes the ultimate disposition of these matters will be immaterial individually and in the aggregate to Navios Partners’ financial position, results of operations or liquidity.

In January 2011, Korea Line Corporation (“KLC”) which is the charterer of the Navios Melodia filed for receivership. The charter contract was affirmed and was performed by KLC on its original terms, following an interim suspension period until April 2016 during which Navios Partners traded the vessel directly. On April 1, 2016, the vessel was delivered to KLC.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

NOTE 13 — TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

The Navios Holdings Credit facility: In May 2015, Navios Partners entered into the Navios Holdings Credit Facility of up to $60,000. The Navios Holdings Credit Facility has a margin of LIBOR plus 300 bps. The final maturity date is January 2, 2017. As of June 30, 2016, there was no outstanding amount under this facility (see Note 7).

Management fees: Pursuant to the amended Management Agreement, in each of October 2011, October 2013, August 2014 and February 2015, the Manager, a wholly owned subsidiary of Navios Holdings, provided commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4,000 daily rate per Ultra-Handymax vessel; (b) $4,100 daily rate per Panamax vessel; (c) $5,100 daily rate per Capesize vessel; (d) $6,500 daily rate per Container vessel of TEU 6,800; (e) $7,200 daily rate per Container vessel of more than TEU 8,000; and (f) $8,500 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2015. In February 2016, Navios Partners amended its existing management agreement with the Manager to fix the fees for ship management services of its owned fleet at: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence.

Total management fees for the three and six months ended June 30, 2016 amounted to $14,719 and $29,439, respectively. Total management fees for the three and six months ended June 30, 2015 amounted to $14,141 and $27,542, respectively.

General and administrative expenses: Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager, until December 31, 2017.

Total general and administrative expenses charged by Navios Holdings for the three and six month periods ended June 30, 2016 amounted to $1,938 and $3,875, respectively. Total general and administrative expenses charged by Navios Holdings for the three and six month periods ended June 30, 2015 amounted to $1,505 and $3,105, respectively.

Balance due to related parties: Included in the current liabilities as of June 30, 2016 was an amount of $7,352, which represented the current account payable to Navios Holdings and its subsidiaries. The balance mainly consisted of payables for drydock and special survey expenses of $7,689 and other receivables, net, of $337. Amounts due to related parties as of December 31, 2015 was $8,680, which mainly consisted of payables for drydock and special survey expenses of $5,714, management fees outstanding of $1,203 and other receivables, net, of $1,763.

Vessel Chartering: In February 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Apollon, a 2000-built Ultra-Handymax vessel. The term of this charter was approximately two years, at a net daily rate of $12.50 for the first year and $13.50 for the second year, plus 50/50 profit sharing based on actual earnings. In January 2014, this charter was extended for approximately six months at a net daily rate of $13.50 plus 50/50 profit sharing based on actual earnings and in October 2014, this charter was further extended for approximately one year at a net daily rate of $12.50 plus 50/50 profit sharing based on actual earnings. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12.50 plus 50/50 profit sharing based on actual earnings at the end of the period. The vessel was redelivered in April 2016.

In May 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Prosperity, a 2007-built Panamax vessel. The term of this charter was approximately one year with two six-month extension options granted to Navios Holdings, at a net daily rate of $12.00 plus profit sharing. In April 2014, this charter was extended for approximately one year and the owners will receive 100% of the first $1.50 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. On February 11, 2015, Navios Partners and Navios Holdings entered into a novation agreement whereby the rights to the time charter contract of Navios Prosperity were transferred to Navios Holdings on March 5, 2015.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

In September 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Libra, a 1995-built Panamax vessel. The term of this charter is approximately three years commencing in October 2012, at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings at the end of the period. The vessel was redelivered in April 2016.

In May 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Felicity, a 1997-built Panamax vessel. The term of this charter was approximately one year with two six-month extension options, at a net daily rate of $12.00 plus profit sharing. The owners will receive 100% of the first $1.50 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In February 2014, Navios Holdings exercised its first option to extend this charter, and in August 2014, Navios Holdings exercised its second option. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings at the end of the period. The vessel was redelivered in April 2016.

In May 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Aldebaran, a 2008-built Panamax vessel. The term of this charter was approximately six months commencing in June 2013, at a net daily rate of $11.00 plus profit sharing, with a six-month extension option. In December 2013, Navios Holdings exercised its option to extend this charter, at a net daily rate of $11.00 plus profit sharing. The owners will receive 100% of the first $2.50 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In July 2014, the Company further extended this charter for approximately six to nine months. On February 11, 2015, Navios Partners and Navios Holdings entered into a novation agreement whereby the rights to the time charter contract of Navios Aldebaran were transferred to Navios Holdings on February 28, 2015.

In July 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Hope, a 2005-built Panamax vessel. The term of this charter was approximately one year, at a net daily rate of $10.00. In December 2013, Navios Holdings extended this charter for approximately six months at a net daily rate of $10.00 plus 50/50 profit sharing based on actual earnings. In January 2015, this charter was further extended for approximately one year at a net daily rate of $10.00 plus 50/50 profit sharing based on actual earnings at the end of the period. The vessel was redelivered in December 2015.

In July 2013, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Pollux, a 2009-built Capesize vessel, which was completed in August 2013. In August 2014, Navios Partners entered into another charter with a subsidiary of Navios Holdings for the Navios Pollux. The term of this charter was approximately three months which commenced in August 2014, at a daily rate of $21.30 net per day. The charter contract was completed in November 2014. In February 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Pollux, a 2009-built Capesize vessel. The term of this charter is approximately for twelve months at a daily rate of $11.40 net per day plus 50/50 profit sharing based on actual earnings at the end of the period. The vessel was redelivered in February 2016.

In March 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Gemini, a 1994-built Panamax vessel. The term of this charter is approximately nine months that commenced in March 2015, at a net daily rate of $7.60 plus 50/50 profit sharing based on actual earnings at the end of the period. The vessel was redelivered in January 2016.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Hyperion, a 2004-built Panamax vessel. The term of this charter is approximately ten months that commenced in April 2015, at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings at the end of the period. The vessel was redelivered in January 2016.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Soleil, a 2009-built Ultra-Handymax vessel. The term of this charter is approximately ten months that commenced in May 2015, at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings at the end of the period. The vessel was redelivered in December 2015.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Harmony, a 2006-built Panamax vessel. The term of this charter is approximately twelve months that commenced in May 2015, at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings at the end of the period. The vessel was redelivered in April 2016.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Orbiter, a 2004-built Panamax vessel. The term of this charter is approximately twelve months that commenced in June 2015, at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings at the end of the period. The vessel was redelivered in April 2016.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Fantastiks, a 2005-built Capesize vessel. The term of this charter is approximately ten months that commenced in June 2015, at a net daily rate of $12.50 plus 50/50 profit sharing based on actual earnings at the end of the period. The vessel was redelivered in April 2016.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Alegria, a 2004-built Panamax vessel. The term of this charter is approximately twelve months that commenced in June 2015, at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings at the end of the period. The vessel was redelivered in April 2016.

In April 2015, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Sun, a 2005-built Panamax vessel. The term of this charter is approximately ten months that commenced in July 2015, at a net daily rate of $12.00 plus 50/50 profit sharing based on actual earnings at the end of the period. The vessel was redelivered in April 2016.

For the three and six months ended June 30, 2016, the total revenue of Navios Partners from the subsidiaries of Navios Holdings amounted to $(3,135) and $1,171, respectively. For the three and six months ended June 30, 2015, the total revenue of Navios Partners from the subsidiaries of Navios Holdings amounted to $7,723 and $14,133, respectively.

Share Purchase Agreements: On February 4, 2015, Navios Partners entered into a share purchase agreement with Navios Holdings pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests (See Note 9—Issuance of Units).

Registration Rights Agreement: On February 4, 2015, in connection with the share purchase agreement as discussed above, Navios Partners entered into a registration rights agreement with Navios Holdings pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units.

Revolving Loans to Navios Europe I: Navios Holdings, Navios Maritime Acquisition Corporation (“Navios Acquisition”) and Navios Partners will make available to Navios Europe Inc. (“Navios Europe I”) (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”). See Note 14 for the Investment in Navios Europe I and respective ownership interests.

The Navios Revolving Loans I earn a 12.7% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of June 30, 2016, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe I (5.0% of the $10,000) was $500, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans I capital is $750, under the caption “Loans receivable from affiliates.” As of June 30, 2016 and December 31, 2015, the amounts undrawn from the Navios Revolving Loans I were $9,100, of which Navios Partners’ portion was $455.

Revolving Loans to Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe (II) Inc. (“Navios Europe II”) (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). See Note 14 for the Investment in Navios Europe II and respective ownership interests.

The Navios Revolving Loans II earn an 18.0% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of June 30, 2016, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe II (5.0% of the $14,000) was $700, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans II capital is $1,221, under the caption “Loans receivable from affiliates.” As of June 30, 2016, the amounts undrawn from the Navios Revolving Loans II was $14,075, of which Navios Partners’ portion was $704. As of December 31, 2015, the amount undrawn from the Navios Revolving Loans II was $23,075, of which Navios Partners’ portion was $1,154.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

Others: Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Partners entered into an omnibus agreement with Navios Acquisition and Navios Holdings (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

In connection with the Navios Maritime Midstream Partners L.P. (“Navios Midstream”) initial public offering and effective November 18, 2014, Navios Partners entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Holdings pursuant to which Navios Acquisition, Navios Holdings and Navios Partners have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20,000. During the three and six month period ended June 30, 2016, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount of $2,276 and $4,552, respectively, net of applicable deductions which were recorded under “other income/(expense), net”.

As of June 30, 2016, Navios Holdings held an 18.1% common unit interest in Navios Partners, represented by 15,344,310 common units, and it also held a general partner interest of 2.0%.

NOTE 14 — INVESTMENT IN NAVIOS EUROPE I AND NAVIOS EUROPE II

Navios Europe I: On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe I and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of: (i) cash (which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe I) (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”) with a face amount of $173,367 and fair value of $70,930 as of June 30, 2016. In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe I (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”).

On an ongoing basis, Navios Europe I is required to distribute cash flows (after payment of operating expenses and amounts due pursuant to the terms of the Senior Loans I and repayments of the Navios Revolving Loans I) according to a defined waterfall calculation. Navios Partners evaluated its investment in Navios Europe I under ASC 810 and concluded that Navios Europe I is a variable interest entity (“VIE”) and that they are not the party most closely associated with Navios Europe I and, accordingly, is not the primary beneficiary of Navios Europe I. Navios Partners further evaluated its investment in the common stock of Navios Europe I under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe I and, therefore, its investment in Navios Europe I is accounted for under the equity method.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

As of June 30, 2016, the estimated maximum potential loss by Navios Partners in Navios Europe I would have been $1,343, which represents the Company’s carrying value of the investment of $593 plus the Company’s balance of the Navios Revolving Loans I of $750 and does not include the undrawn portion of the Navios Revolving Loans I.

As of June 30, 2016, the Navios Partners’ portion of the Navios Revolving Loan I outstanding was $750. Income of $70 was recognized in the statement of operations under the caption of “Other income/(expense), net” for the six months ended June 30, 2016. Income of $22 was recognized in the statement of operations under the caption of “Other income/(expense), net” for the six month period ended June 30, 2015.

Navios Europe II: On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. From June 8, 2015 through March 31, 2016, Navios Europe II acquired fourteen vessels for aggregate consideration consisting of: (i) cash consideration of $145,550 (which was funded with the proceeds of a $131,550 senior loan facilities net of loan discount amounting to $3,375 (the “Senior Loans II”) and loans aggregating $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe II) (collectively, the “Navios Term Loans II”); and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182,150 and fair value of $18,777as of June 30, 2016. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”).

On an ongoing basis, Navios Europe II is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans and repayments of the Navios Revolving Loans II) according to a defined waterfall calculation. Navios Partners evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II is a variable interest entity (“VIE”) and that it is not the party most closely associated with Navios Europe II and, accordingly, is not the primary beneficiary of Navios Europe II. Navios Partners further evaluated its investment in the common stock of Navios Europe II under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe II and, therefore, its investment in Navios Europe II is accounted for under the equity method.

As of June 30, 2016, the estimated maximum potential loss by Navios Partners in Navios Europe II would have been $1,967, which represents the Company’s carrying value of the investment of $746 plus the Company’s balance of the Navios Revolving Loans II of $1,221 and does not include the undrawn portion of the Navios Revolving Loans II. As of June 30, 2016, the Navios Partners’ portion of the Navios Revolving Loan II outstanding was $1,221. Income of $68 was recognized in the statement of operations under the caption of “Other income/(expense), net” for the year ended June 30, 2016. For the six month period ended June 30, 2015, Navios Europe II had minimal operations and therefore, the Company did not record any equity method investee income/ (loss).

NOTE 15 — CASH DISTRIBUTIONS AND EARNINGS PER UNIT

Navios Partners intends to make distributions to the holders of common units on a quarterly basis, to the extent and as may be declared by the Board and to the extent it has sufficient cash on hand to pay the distribution after the Company establishes cash reserves and pays fees and expenses. There is no guarantee that Navios Partners will pay a quarterly distribution on the common units in any quarter. On February 3, 2016, Navios Partners announced that its board of directors decided to suspend the quarterly cash distributions to its unitholders, including the distribution for the quarter ended December 31, 2015. The amount of any distributions paid under Navios Partners’ policy and the decision to make any distribution is determined by its board of directors, taking into consideration the terms of its partnership agreement. The Company is prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under its existing credit facilities.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

There are incentive distribution rights held by the General Partner, which are analyzed as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	General Partner
Minimum Quarterly Distribution	up to $0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

The first 98% of the quarterly distribution is paid to all common units holders. The incentive distributions rights (held by the General Partner) apply only after a minimum quarterly distribution of $0.4025.

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement, net of the unallocated earnings (or losses). Basic earnings net income per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated in the same manner as net income per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. Net loss per unit undistributed is determined by taking the distributions in excess of net income and allocating between common units and general partner units on a 98%-2% basis. There were no options or phantom units outstanding during the six months ended June 30, 2016 and 2015.

The calculations of the basic and diluted earnings per unit are presented below.

	Three Month Period Ended		Six Month Period Ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Net (loss)/ income	$(16,807)	$11,355	$(16,598)	$22,234
Earnings attributable to:
Common unit holders	(16,470)	10,555	(16,266)	20,644
Weighted average units outstanding (basic and diluted)
Common unit holders	83,079,710	83,079,710	83,079,710	81,783,895
Earnings per unit (basic and diluted):
Common unit holders	$(0.20)	$0.13	$(0.20)	$0.25
Earnings per unit — distributed (basic and diluted):
Common unit holders	$—	$0.44	$—	$0.90
Loss per unit — undistributed (basic and diluted):

Common unit holders	$(0.20)	$(0.31)	$(0.20)	$(0.65)

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

NOTE 16 — OTHER INCOME/ (EXPENSE), NET

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20,000. During the three and six month period ended June 30, 2016, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount of $2,276 and $4,552, respectively.

NOTE 17 — SUBSEQUENT EVENTS

Pursuant to the charter restructuring documentation executed on July 15, 2016, it has been agreed that the hire rate of five Container vessels chartered out to Hyundai Merchant Marine Co., Ltd. (“HMM”) will be reduced by 20%, as follows:

•	With effect from (and including) July 18, 2016 until (and including) December 31, 2019, hire rate shall be reduced to $24.40 per day pro rata.
•	With effect from (and including) January 1, 2020, hire rate shall be restored to the rate of $30.50 per day pro rata until redelivery.

In exchange under the charter restructuring agreement, the Company received:

•	$7,692 principal amount of senior, unsecured notes, amortizing subject to available cash flows, accruing interest at 3% per annum payable on maturity in July 2024; and
•	3,657 freely tradable shares of HMM.

In August 2016, Navios Partners sold the 3,657 shares of HMM generating net cash proceeds of approximately $21,260.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: August 12, 2016